Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

			Fiscal Year Ended December 31,
	Nine Months Ended September 30, 2014	Three Months Ended September 30, 2014	2013	2012	2011	2010	2009

Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(357,124)	$(43,922)	$(91,920)	$(112,064)	$(54,144)	$(35,362)	$(42,098)
add: Fixed charges (see below)	1,251	517	678	1,188	1,207	1,207	712

Pre-tax loss from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(355,873)	$(43,405)	$(91,242)	$(110,876)	$(52,937)	$(34,155)	$(41,386)

Fixed charges:
Interest expense on portion of rent expense representative of interest	$1,251	$517	$678	$1,188	$1,207	$1,207	$712

Total fixed charges	$1,251	$517	$678	$1,188	$1,207	$1,207	$712

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(357,124)	$(43,922)	$(91,920)	$(112,064)	$(54,144)	$(35,362)	$(42,098)